December 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	InterPrivate III Financial Partners Inc. Preliminary Proxy Statement on Schedule 14A Filed November 22, 2022 File No. 001-40151

Dear Mr. Gabor:

On behalf of our client, InterPrivate III Financial Partners Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced preliminary proxy statement on Schedule 14A filed on November 22, 2022 (the “Preliminary Proxy Statement”), received telephonically on December 2, 2022 (the “Staff’s Comment”).

Set forth below is the Company’s response to the Staff’s Comment. The Company’s response below is preceded by the Staff’s Comment for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

1.

We note that the Company is seeking stockholder approval to extend the date by which the Company must consummate a business combination beyond the date that is 24 months from the closing date of the Company’s initial public offering. We further note your disclosure on page 8 and the risk factor entitled “If we are deemed to be an investment company…” beginning on page 15 which states that the company “may, in [its] discretion, on or prior to the 24-month anniversary of the effective date of the registration statement relating to [the] IPO, or March 4, 2023, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the trust account, to liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in cash (i.e., in one or more bank accounts) until the earlier of the consummation of a business combination or [the Company’s] liquidation.” Please revise your disclosure to either disclose that the Company will liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in cash or to clarify the heightened risk that that the Company may be deemed an unregistered investment company if it continues to invest the amounts held in the trust account in U.S. government treasury obligations or money market funds.

We also note your disclosure in such risk factor that “it is possible that a claim could be made that we have been operating as an unregistered investment company if the SPAC Rule Proposals are adopted as proposed.”Please revise your disclosure to remove statements that the risk that the company may be deemed to be operating in the future or to have been operating as an unregistered investment company arises from the SPAC Rule Proposals. In addition, please revise your disclosure to remove the statement that “…the SEC has recently been taking informal positions regarding the Investment Company Act consistent with the SPAC Rule Proposals.”

Response: In response to the comments of the Staff, the Company has revised the disclosure on pages 8, 9, 15 and 16.

The changes are as shown below:

Pages 8 and 9:

How are the funds in the trust account currently being held?

With respect to the regulation of special purpose acquisition companies like us (“SPACs”), on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC~~, including a company like ours, that has not entered into a definitive agreement within 18 months after the effective date of its IPO registration statement or that does not complete its initial business combination within 24 months after such date~~. It is possible that a claim could be made that we have been operating as an unregistered investment company, including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act, based on the current views of the SEC. While the funds in the trust account have, since the Company’s IPO, been held only in U.S. government securities within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or money market funds meeting certain conditions of Rule 2a-7 of the Investment Company Act, to mitigate the risk of being viewed as operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), we may, in our discretion, on or prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, or March 4, 2023, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the trust account, to liquidate the U.S. government securities or money market funds held in the trust account and thereafter to hold all funds in the trust account in cash until the earlier of consummation of our initial business combination or our liquidation. Following a liquidation of the trust account assets, we would likely receive minimal interest, if any, on the funds held in the trust account, which would reduce the dollar amount our public stockholders would otherwise receive upon any redemption or liquidation of the Company if the assets in the trust account remained in U.S. government securities or money market funds. This means that the amount available for redemption may not increase in the future, and those stockholders who elect not to redeem their public shares in connection with the Extension Amendment may receive no more than the same per share amount, without additional interest, if they redeem their public shares in connection with a business combination or if the Company is liquidated in the future, in each case as compared with the per share amount they would have received if they had redeemed their public shares in connection with the Extension Amendment.

In addition, even prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, we may be deemed to be an investment company. The longer that the funds in the trust account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. For so long as the funds in the trust account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, the risk that we may be considered an unregistered investment company and required to liquidate is greater than that of a special purpose acquisition company that has elected to liquidate such investments and to hold all funds in its trust account in cash (i.e., in one or more bank accounts). Accordingly, we may determine, in our discretion, to liquidate the securities held in the trust account at any time, even prior to the 24-month anniversary, and instead hold all funds in the trust account in cash, which would further reduce the dollar amount our public stockholders would receive upon any redemption or our liquidation. For more information, see the section entitled “Risk Factors — If we are deemed to be an investment company for purposes of the Investment Company Act, we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. To mitigate the risk of that result, on or prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, we may, in our discretion, instruct Continental Stock Transfer & Trust Company to liquidate the securities held in the trust account and instead hold all funds in the trust account in cash. As a result, following such change, we would likely receive minimal, if any, interest, on the funds held in the trust account, which would reduce the dollar amount that our public stockholders would otherwise receive upon any redemption or liquidation of the Company if the assets in the trust account had remained in U.S. government securities or money market funds.”

Pages 15 and 16:

If we are deemed to be an investment company for purposes of the Investment Company Act, we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. To mitigate the risk of that result, on or prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, we may instruct Continental Stock Transfer & Trust Company to liquidate the securities held in the trust account and instead hold all funds in the trust account in cash. As a result, following such change, we would likely receive minimal, if any, interest, on the funds held in the trust account, which would reduce the dollar amount that our public stockholders would otherwise receive upon any redemption or liquidation of the Company if the assets in the trust account had remained in U.S. government securities or money market funds.

On March 30, 2022, the SEC issued the SPAC Rule Proposals, relating, among other things, to circumstances in which SPACs such as us could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria. To comply with the duration limitation of the proposed safe harbor, a SPAC would have a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of the registration statement for its initial public offering. The company would then be required to complete its initial business combination no later than 24 months after the effective date of the registration statement for its initial public offering. As indicated above, we completed our IPO in March 2021 and have operated as a blank check company searching for a target business with which to consummate an initial business combination since such time (or approximately 20 months after the effective date of our IPO, as of the date of this proxy statement).~~We understand that the SEC has recently been taking informal positions regarding the Investment Company Act consistent with the SPAC Rule Proposals.~~

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC.~~, including a company like ours, that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule. As indicated above, we completed our IPO in March 2021 and have operated as a blank check company searching for a target business with which to consummate an initial business combination since such time (or approximately 20 months after the effective date of our IPO, as of the date of this proxy statement). As a result, it~~ It is possible that a claim could be made that we have been operating as an unregistered investment company, ~~if the SPAC Rule Proposals are adopted as proposed~~ including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act, based on the current views of the SEC. If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants or rights following such a transaction, and our warrants or rights would expire worthless.

The funds in the trust account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. As of [•], 2022, amounts held in trust account included approximately $[•] of accrued interest. To mitigate the risk of us being deemed to have been operating as an unregistered investment company under the Investment Company Act, we may, in our discretion, on or prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, or March 4, 2023, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the trust account, to liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in cash (i.e., in one or more bank accounts) until the earlier of the consummation of a business combination or our liquidation. Following such a liquidation of the assets in our trust account, we would likely receive minimal interest, if any, on the funds held in the trust account, which would reduce the dollar amount our public stockholders would otherwise receive upon any redemption or liquidation of the Company if the assets in the trust account had remained in U.S. government securities or money market funds. This means that the amount available for redemption may not increase in the future, and those stockholders who elect not to redeem their public shares in connection with the Extension Amendment may receive no more than the same per share amount, without additional interest, if they redeem their public shares in connection with a business combination or if the Company is liquidated in the future, in each case as compared with the per share amount they would have received if they had redeemed their public shares in connection with the Extension Amendment.

In addition, even prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, we may be deemed to be an investment company. The longer that the funds in the trust account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. For so long as the funds in the trust account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, the risk that we may be considered an unregistered investment company and required to liquidate is greater than that of a special purpose acquisition company that has elected to liquidate such investments and to hold all funds in its trust account in cash (i.e., in one or more bank accounts). Accordingly, we may determine, in our discretion, to liquidate the securities held in the trust account at any time, even prior to the 24-month anniversary, and instead hold all funds in the trust account in cash, which would further reduce the dollar amount our public stockholders would receive upon any redemption or our liquidation.

***

Please do not hesitate to contact Daniel Nussen (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Ahmed Fattouh, Chief Executive Officer, InterPrivate III Financial Partners Inc.

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